CUSIP 58469E101

Medicure Inc.

Dear Shareholder:

Re: Interim Financial Statements

As a non-registered shareholder of Medicure Inc., you are entitled to receive our interim financial statements. If you wish to receive them please complete, sign and return the card below. Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, Computershare Trust Company of Canada.

As long as your status remains the same with the custodian of your shares, you will receive a card to complete, sign and return each year in order to continue receiving interim financial statements.

If you have any questions about this procedure, please call Computershare Trust Company of Canada at 1-888-267-6555 (toll free).

To: Medicure Inc.

Please add my name to the Supplemental Mailing List kept by you in order that I might receive interim financial statements. I confirm that I am a non-registered shareholder of Medicure Inc.

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Signature

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Name

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Address

If you wish to be included in the Company’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to:

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario, M5J 2Y1